Exhibit 99.1

For Immediate Release

May 26, 2010 - 9:00 a.m. CET

Delhaize Group Releases Third Corporate Responsibility Report

DELHAIZE GROUP’S THIRD CORPORATE RESPONSIBILITY REPORT SHOWS:

•	GROUP’S REDUCED IMPACT ON CLIMATE CHANGE
•	STEPS TAKEN TO ENSURE GOOD WORKING CONDITIONS IN ITS SUPPLY CHAIN

Brussels, Belgium, May 26, 2010 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG ) the Belgian international food retailer today published its third Corporate Responsibility report. The report presents the Group’s performance against its CR strategy and goals, summarizing the 2009 achievements from the Group’s operating companies. In line with its strategy, the Group also announced its recent membership to the BSCI (Business Social Compliance Initiative).

“We take Corporate Responsibility seriously at Delhaize Group. Not just in the good times, but all the time”, said Pierre-Olivier Beckers, President and CEO of Delhaize Group. “Corporate Responsibility is central to our operations, and is one of the three key pillars of the new strategic plan for the Group - the ‘New Game Plan’ - that we launched in December 2009. We are proud that, even in a tough economic year, we were able to continue to deliver concrete actions. We are determined to pursue our efforts. We know that is the way to deliver the best of Delhaize, for our customers, our associates and our communities”.

The report gives an overview of the Group’s Corporate Responsibility strategy, highlighting the position of Corporate Responsibility alongside Growth and Efficiency, the two other strategic pillars of the Group.

The report presents the Group’s performance, made up of initiatives from all of its operating companies in the three key areas of products, people and planet and in line with the Group’s CR strategy. It highlights results, emphasizing the Group’s focus areas of promoting healthy eating, ensuring rigorous food safety, sourcing responsibly, ensuring the health and wellness of our associates, developing the talents of our associates, and reducing our impact on climate change.

Highlights from 2009 include:

•	The reformulation of many private brand products to reduce salt, fat and sugar.
•	The strengthening of food safety programs following an external benchmarking exercise.
•	The development of sustainable seafood sourcing strategies for the U.S. and Belgium.
•	The launch of innovative programs to encourage associates to adopt a healthier lifestyle.
•	The conduction of our first Worldwide Associate Engagement Survey, with results above the industry average.
•	The reduction of store energy consumption by 2.9% from 2008 to 2009.
•	The reduction of total company greenhouse gas emissions of 0.2% from 2008 to 2009 (when considering the same scope).
•

The adoption by Delhaize Group of a supplier Code of Conduct at the end of 2009. The Code defines labor standards in accordance with the International Labor Organization (ILO) conventions. The Code is aligned with the Business Social Compliance Initiative (BSCI), an organization focused on improving working conditions in supply chains worldwide. Delhaize Group became an official member of the BSCI in January 2010.

The report can be downloaded from our corporate website www.delhaizegroup.com. Questions can be sent to

corporate-responsibility@delhaizegroup.com.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the first quarter of 2010, Delhaize Group’s sales network consisted of 2 725 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate website www.delhaizegroup.com.

» Contacts

C Alexandre:	+32 2 412 82 57	M Hellstedt: +1 207 885 2148
F Martins:	+32 2 412 87 85

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.